UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at July 6, 2009

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ronald W. Thiessen
President & CEO

Date: July 7, 2009

Print the name and title of the signing officer under his signature

  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.amarcresources.com

AMARC AND FALKIRK AGREE TO INVEST $900,000 TO EXPLORE THE
BIG TIME COPPER-MOLYBDENUM PORPHYRY TARGET IN BRITISH COLUMBIA

July 6, 2009, Vancouver, BC: - Amarc Resources Ltd. ("Amarc" or the "Company") (TSX-V: AHR, OTCBB: AXREF) announces that it has signed an Option and Joint Venture Agreement ("Agreement") with Falkirk Resources Corp. ("Falkirk") on Amarc's Big Time copper-molybdenum property ("Property") in north central British Columbia.

Under the terms of the Agreement, Falkirk has the right to earn a 50% interest in the Big Time property by committing to issue 200,000 shares to Amarc and by funding $900,000 in exploration expenditures before December 31, 2009. Amarc will act as the operator. On exercise of the option by Falkirk, the two parties will enter into a Joint Venture Agreement. The Agreement is subject to an underlying option agreement ("Bodine Agreement") with an arm's length party, whereby Amarc has the right to acquire a 100% undivided interest in all claims held under this agreement through a series of staged payments and exploration expenditures. The claims held under the Bodine Agreement ("Bodine Claim Block") are subject to a 3% net smelter royalty, 2% of which may be purchased for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of Amarc. Annual advance royalty payments of $50,000 are required starting in 2012.

The Big Time property is located within the 218 square kilometer Bodine Claim Block (a Big Time Location Map is posted on Amarc's website www.amarcresources.com/ahr/NewsReleases.asp). Results returned from approximately 360 soil geochemical samples collected on the Property during the 2008 field season defined a significant 1 kilometer by 1 kilometer, open-ended, multi-element anomaly having a strong porphyry copper-molybdenum affinity with high gold and silver.

To test this high priority porphyry copper-molybdenum deposit target, additional definition work, including geological mapping, soil sampling and an induced polarization geophysical survey, will be conducted. Drilling is planned to follow in 2009.

Amarc Resources Ltd. is a Vancouver-based exploration and development company, focused on making the next major new mineral deposit discovery in the province of British Columbia. Amarc is affiliated with Hunter Dickinson Services Inc., the personnel and management of which have enjoyed considerable success in BC through their involvement with the Golden Bear, Mt. Milligan, Kemess, Prosperity, Gibraltar and Harmony deposits. Hunter Dickinson expects to further its B.C. success through Amarc.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the content of this release.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future exploration results, resource potential or developments that Amarc expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Legend
Amarc/Falkirk Big Time Co-Venture Property and other Amarc Properties
Third Party Claims
Paved Highway
Secondary Road
Railway
Deposits
Park
Big Time
LORRAINE
Germansen Landing
Manson Creek
LUSTDUST
KWANIKA
Takla Landing
Mackenzie
New Hazelton
Hazelton
MORRISON
MT. MILLIGAN
BELL
GRANISLE
Granisle
MAC
Smithers
Grand Rapids
Bear Lake
Houston
Fort St. James
N
50 Kilometres
Burns Lake
EQUITY
Endako
Fraser Lake
Vanderhoof
Poplar
ENDAKO
Prince George

Big Time Project Location

Amarc/Falkirk Co-Venture